Exhibit 99.1

Stellantis to Strengthen the Potential of Its
European Financing Businesses

•Company intends to create leading operational leasing group and enhanced captive finance arm

•Strategic and innovative partnerships with leading European banks will enable streamlined customer journey

•New structure will support the future of mobility services

AMSTERDAM, December 17, 2021 – Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) has entered into exclusive negotiations with BNP Paribas Personal Finance (“BNPP PF”), Crédit Agricole Consumer Finance (“CACF”) and Santander Consumer Finance (“SCF”) aimed at better organizing Stellantis’ current European financing landscape to bring consistent and attractive financing activities to all Stellantis brand customers, dealers and distributors.

“Following the recent completion of the acquisition of First Investors Financial Services Group in the U.S., Stellantis reaffirms its willingness to further strengthen its global financing activity, achieving a step further in Europe with long-standing banking partners and creating a fully-fledged leaser,” said Carlos Tavares, Stellantis CEO. “This is a strategic move to leverage our financial performance across all European countries. This transformation, managed with leading partners, would allow Stellantis to offer a comprehensive range of products to all its customers, dealers, and brands.”

Stellantis intends to:

•create a multi-brand operational leasing company in which Stellantis and CACF each hold a 50% interest, resulting from the combination of the Leasys and F2ML businesses, in order to become a European leader, and

•reorganize the financing activities through joint ventures set up with BNPP PF or SCF in each country to manage financing activities for all Stellantis brands.

Consequently, it is intended that:

•CACF would acquire the 50% stakes in FCA Bank and Leasys Rent currently owned by Stellantis, on the understanding that these entities would continue to operate their financing activities with others carmakers primarily under existing and future White Label agreements;

•BNPP PF would operate financing activities (excluding B2B Operational Leasing) through JVs with Stellantis in Germany, Austria and the UK in order to become Stellantis’ exclusive partner for financing activities in these countries; and,

•SCF would operate financing activities (excluding B2B Operational Leasing) through JVs with Stellantis in France, Italy, Spain, Belgium, Poland, the Netherlands, and via a commercial agreement in Portugal, to become Stellantis’ exclusive partner for financing activities in these countries.

The relevant agreements could be signed in Q1 2022 upon completion of the information and consultation procedures with staff representative bodies regarding this plan.

The proposed transactions should be completed during the first half of 2023 once the required authorization has been obtained from the relevant anti-trust authorities and market regulators.

Société Générale is acting as financial advisers to Stellantis.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis leverages its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information contact:
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Valérie BENSOUSSAN: +33 6 76 86 95 44 - valerie.bensoussan@stellantis.com

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; Stellantis’ ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute Stellantis’ business plans and improve its businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.

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